

May 2, 2011

Terrance J. Lillis
Senior Vice President and
      Chief Financial Officer
Principal Financial Group, Inc.
711 High Street
Des Moines, Iowa 50392

> **Re:**   **Principal Financial Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 16, 2011**
>   **File No. 001-16725**

Dear Mr. Lillis:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments
Fixed Maturities Valuation and Credit Quality, page 65

1. For your fixed maturity investments that are rated by third party credit rating agencies, please tell us whether you performed an analysis, including considering current market credit spreads, of your investments.   If so, please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating

agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Nature of Operations and Significant Accounting Policies
Basis of Presentation, page 90

2. You state that "Investments in LLCs, partnerships and real estate joint ventures in which we have an ownership percentage of 3% to 5% are accounted for under the equity or cost method depending upon the specific facts and circumstances of our ownership and involvement". For those that you account for at cost, please tell us why you do not use the equity method. Please refer to ASC 323-30-599-1. Also, assuming that equity method is not required for these investments, tell us why you do not account for them at fair value as required by ASC 944-325-30-1 and 944-325-35-1.

2. Investments
Mortgage Loans, page 111

3. You state that you "actively monitor and manage our commercial mortgage loan portfolio. All commercial mortgage loans are analyzed regularly and substantially all are internally rated, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets." Please revise your disclosure to provide qualitative information on how those internal risk ratings relate to the likelihood of loss as required by ASC 310-10-50-30.

12. Contingencies, Guarantees and Indemnifications
Litigation and Regulatory Contingencies, page 147

4. You state on page 148, "While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on our business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a particular quarter or annual period." We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please revise your disclosure to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant